UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
[Release No. 28822 / July 20, 2009]

_____

In the Matter of   :
                                                                                                            :
ADVISORSHARES INVESTMENTS, LLC   :
ADVISORSHARES TRUST   :
c/o Morgan, Lewis & Bockius LLP   :
1111 Pennsylvania Avenue, N.W.   :
Washington, D.C. 20004   :
                                                                                                            :
(812-13488)   :
                                                                                                            :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 5(a)(1), AND 22(d) OF THE ACT
AND RULE 22c-1 UNDER THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE
ACT GRANTING EXEMPTIONS FROM SECTIONS 17(a)(1) AND (2) OF THE ACT AND
DENYING A REQUEST FOR HEARING

AdvisorShares Investments, LLC and AdvisorShares Trust (collectively, "AdvisorShares") filed
an application on January 31, 2008, and amended the application on October 17, 2008 and
January 15, 2009. Applicants requested an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for exemptions from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule
22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections
17(a)(1) and (2) of the Act. The requested order would permit: (a) series of certain open-end
management investment companies ("Funds") to issue shares ("Shares") redeemable in large
aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at
negotiated market prices; and (c) certain affiliated persons of the Funds to deposit securities into,
and receive securities from, the Funds in connection with the purchase and redemption of
Creation Units.

On December 23, 2008, a notice of the filing of the application was issued (Investment Company
Act Release No. 28568). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. On January 13, 2009, Arrow Investment Advisors, LLC ("Arrow") submitted a hearing
request on the application ("Hearing Request").

Rule 0-5(c) states that the Commission will order a hearing on a matter, upon the request of an "interested person" or upon its own motion, if it appears that a hearing is "necessary or appropriate in the public interest or for the protection of investors." The Commission has reviewed the Hearing Request and finds that no issue raised warrants ordering a hearing on the application. Set forth below is a summary of the argument made by Arrow in support of a hearing and the Commission's findings.

Arrow states in the Hearing Request that it commenced an arbitration proceeding ("Arbitration") against Noah Hamman ("Hamman"), the founder and Chief Executive Officer of AdvisorShares, who previously served as president and chief executive officer of Arrow. In the Hearing Request, Arrow requests that the Commission await the arbitrators' determination. Arrow states that it intends to prove in the Arbitration that AdvisorShares' business is based on the improper usurpation and conversion by Hamman of Arrow's corporate opportunities and assets, including the business plan underlying AdvisorShares' proposed issuance of Shares. Arrow bases the Hearing Request on its conclusion that it is not in the best interest of investors for the Commission to grant the requested relief until the Arbitration has been concluded because the Arbitration may result in a decision that substantially affects the interests of any potential shareholder in the Funds.

The Commission has determined that the Arbitration is not relevant to the issues the Act requires the Commission to consider in deciding whether to grant or deny the application, and that Arrow has raised no issues that are necessary for the Commission to consider at a hearing. Arrow does not challenge any of the specific exemptions requested by AdvisorShares, nor does Arrow assert any claims under the Act. With respect to any potential detriment that shareholders might suffer if Arrow prevails in the Arbitration after the issuance of Shares, any conclusions that the Commission might reach, even if a hearing were held, would require the Commission to speculate on the outcome of the Arbitration and on the possible remedies that would be imposed. The Commission also has determined that it should not delay granting exemptive relief when the relevant standards for relief have been satisfied.

On the basis of the foregoing, the Commission finds that Arrow has not articulated any material issue of fact or law that is relevant to the Commission's decision whether to grant the requested relief or that has not been considered previously.[1] It therefore appears that a hearing is not necessary or appropriate in the public interest or for the protection of investors.

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[1] The Commission does not deem it necessary to make a formal determination with respect to the status of Arrow as an "interested person" within the meaning of section 40(a) of the Act and rule 0-5(c) under the Act inasmuch as the Commission has determined that the assertions made and the issue raised in connection with the application do not warrant a hearing.

Accordingly,

IT IS ORDERED that the request for a hearing is denied.

The matter having been considered, it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions are fair and reasonable and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

Accordingly,

IT IS FURTHER ORDERED, that the exemptions under section 6(c) of the Act from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) requested by AdvisorShares Investments, LLC, et al. (File No. 812-13488), are granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

Elizabeth M. Murphy
Secretary